Exhibit 6.37

IMPOSSIBLE KICKS HOLDING COMPANY, INC.

INCENTIVE STOCK OPTION AGREEMENT

January 1, 2023

[Optionee Name]

[Optionee Address]

[City, State, Zip]

Dear [Optionee Name]:

In accordance with the terms of the Impossible Kicks Holding Company, Inc. 2023 Long-Term Incentive Plan (the “Plan”), Impossible Kicks Holding Company, Inc. (the “Company”) is pleased to grant you an option (the “Option”) to purchase [_______] shares (the “Optioned Shares”) of the Stock of the Company for a purchase price of six dollars and seventy-four cents ($6.74) per share. The Option shall be exercisable in accordance with the schedule provided in Section 3 hereof and shall be subject to the other terms and conditions set forth in this Incentive Stock Option Agreement (this “Agreement”) and the Plan.

You and the Company agree that the Option is subject to the following terms and conditions:

1.  Definitions. All of the terms and provisions of the Plan are deemed incorporated into this Agreement by reference to the same purposes and effect as if the Plan were set forth in its entirety in this Agreement. All terms used in this Agreement and defined in the Plan shall, unless otherwise defined herein, have the same meanings as in the Plan. The term “Stock” refers to the Company’s Common Stock, $0.001 par value per share, and includes any class or series of securities into which such capital stock may be changed, as contemplated by Section 10 of the Plan. The terms “affiliate”, “director”, “person”, and “security”, or any variations of such terms, shall have the broadest meanings assigned to them by the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or any rule or regulation promulgated thereunder. The terms “you” and “your” shall include, when the context requires, any persons entitled to exercise this Option by virtue of Section 6 of this Agreement.

2.  Term of Option. The Option is granted and made effective January 1, 2023 (the “Effective Date”) and shall terminate, expire and no longer be exercisable, to the extent not previously exercised or surrendered, 10 years after the Effective Date, or at such earlier time as may be specified in the Plan or in Section 6 of this Agreement.

3.  Exercise of Option. Commencing on the first six month anniversary of the Effective Date, twelve and one half percent (12.5%) of the Optioned Shares shall be exercisable, and commencing as of the date of each successive six month period following such first six month anniversary, twelve and one half percent (12.5%) of the remaining Optioned Shares shall become exercisable, provided that the Option has not sooner expired and terminated in accordance with the Plan or Section 6 hereof. Once Optioned Shares have become available for purchase in accordance with the foregoing schedule, any unpurchased shares included in an installment or part of an installment of the Optioned Shares shall remain subject to purchase on a cumulative basis until the Option expires or terminates in accordance with the Plan or Section 6 hereof. The Option may not be exercised for fractional shares of Stock; all fractional shares shall be rounded to the nearest whole number below the actual number of shares. If you wish to have your exercise of the Option satisfy the requirements of the Internal Revenue Code applicable to incentive stock options, (i) you may not exercise the Option in whole or in part until the date on which you shall have completed 1 year of continuous Employment with the Company (as defined in Section 2 of the Plan) after the grant of the Option; and (ii) you may not dispose of Optioned Shares within 2 years after the date of grant of the Option

4.  Method of Exercise. You (or such other person as is provided in Section 6 hereof) may exercise this Option only delivering written notice to the committee designated by the Board to administer the Plan (the “Committee”), or if no Committee is then constituted, then directly to the Board, setting forth your irrevocable election to purchase all or a designated part of any then exercisable installment or installments of the Optioned Shares. Subject to Section 8 hereof, the notice of exercise shall have been delivered to the Committee on or before the close of business on a date which is or precedes the last day of the 10-year period (the “Option Period”) commencing on the Effective Date and ending on the 10th anniversary of such date, except that if the 10th anniversary is a Saturday, Sunday or legal holiday, the notice shall be delivered before the close of business on the last business day preceding the 10th anniversary date. The notice shall contain specific reference to this Agreement and the Plan and shall have been signed by you (or such other person as is provided in Section 6 hereof). The notice shall be accompanied by payment in full of the Option Price, multiplied by the number of Optioned Shares so purchased, by cash, certified check, bank check or such other form of lawful consideration as the Company may accept. No Optioned Shares shall be issued until full payment therefor has been made.

5.  Withholding. Upon the exercise of the Option pursuant to Section 4 hereof, the Company may withhold from your wages any amount that it is required to withhold for federal, state or local withholding tax purposes as a result of such exercise of the Option, or the Company may require you to pay to the Company such amount as the Company reasonably determines is necessary for such withholding tax purposes, unless the Company, in its discretion, agrees to alternative withholding arrangements. The Company may withhold issuing any shares to you until such amount is paid to the Company.

6.  Persons Entitled to Exercise. The Option may be exercised:

(a)	only by you during your lifetime;

(b)	in the event of your death while in the employment of the Company or termination of employment by reason of legal incapacity, by the Personal Representative of your estate or your legal representative; and

(c)	in the event of your Disability, by you or by your legal representative (as the case may be).

In the event of your death while you are in the employment of the Company, only the exercisable installments of the Option as of the date of death may be exercised by the Personal Representative of your estate; provided that such installments must be exercised, if at all, within the lesser of six (6) months after the date of your death and ten (10) years after the Effective Date. In the event of termination of your employment by reason of your legal incapacity, only the exercisable installments of the Option at the time of termination of employment may be exercised by your conservator or other legal representative, provided that such installments must be exercised, if at all, within the lesser of ninety (90) days of the date of termination and ten (10) years after the Effective Date. In the event of termination of your employment by reason of your Disability, only the exercisable installments of the Option at the time of termination of employment may be exercised by you or your legal representative (as the case may be), provided that such installments must be exercised, if at all, within the lesser ninety (90) days of the date of termination and ten (10) years after the Effective Date. Exercise of the Option by your Personal Representative or fiduciary or your estate shall be subject to all of the terms and conditions of this Agreement and of the Plan and shall entitle such representative or fiduciary to no greater part of the Optioned Shares than you could have acquired if you had exercised the Option at the time of your death or termination of employment by reason of permanent disability or legal incapacity. To the extent that any such representative or fiduciary shall be entitled to exercise the Option in accordance with the provisions of Section 4 and the other sections of this Agreement, the terms “you” and “your” shall include such representative or fiduciary for purposes of this Agreement.

7.  Corporate Law Status of Shares. The shares of Stock issuable upon exercise of the Option in accordance herewith, upon issuance, delivery and payment for such shares in accordance with Section 4 hereof, shall constitute validly issued and outstanding shares of capital stock of the Company. When so paid for, such shares will be fully paid and nonassessable. You shall have none of the rights of a shareholder until the Optioned Shares are in fact issued and delivered to you, and then only as to those Optioned Shares actually issued and delivered to you.

8.  Termination of Option Period. If the Option is not exercised as to all of the Optioned Shares by a notice or notices conforming to the requirements of Section 4 hereof and delivered to the Committee before the occurrence of the first to occur of the events listed (a) through (e) below, the Option shall lapse and terminate as to all of the Optioned Shares with respect to which the Option is not then exercisable or, if exercisable, shall not have been so exercised, and this Agreement shall be of no further validity or effect, except with respect to Optioned Shares previously purchased:

(a)	Expiration of the Option Period; or

(b)	Immediately, upon the termination of your Employment with the Company which is a Termination for Cause; or

(c)	Expiration of six (6) months after your death; or

(d)	Expiration of ninety (90) days after your Disability or legal incapacity while in the employment of the Company, or termination of your Employment with the Company by reason of your Retirement; provided, however, that if you die before the expiration of such 90-day period, the Option shall continue to be exercisable until the earlier to occur of the expiration of six (6) months after your death or expiration of the Option Period; or

(e)	Expiration of ninety (90) days after termination of your Employment with the Company for any reason other than death, disability, legal incapacity, Retirement or Termination for Cause;

and this Agreement shall be of no further validity or effect, except with respect to Optioned Shares previously purchased.

9.  Company Option. You acknowledge that the Company shall have the option following the termination of your Employment with the Company for any reason to repurchase all shares of Stock acquired by you pursuant to the Plan upon the terms set forth in the Plan.

10.  Representations; Restriction on Exercise. You represent and warrant that you are acquiring the Option and the Optioned Shares for your own account for investment and not with a view toward distribution thereof. The Option may not be exercised if the issuance of the shares of Common Stock upon such exercise would constitute a violation of any applicable federal or state securities laws or other law or regulation. As a condition to the exercise of the Option, the Company shall require you to make customary and reasonable representations and warranties to Company, and you understand and agree that all of such representations and warranties will be relied upon by the Company.

11.  Impossible Kicks Holding Company, Inc. Shareholders Agreements. Upon the exercise of the Optioned Shares pursuant to this Agreement, you agree to become a party to such shareholders agreements by and among the Company and its shareholders as shall exist from time to time, provided the provisions of such agreements are customary and reasonable. You hereby irrevocably constitute and appoint the President of the Company your attorney-in-fact with full power of substitution in your name to execute and enter into such shareholders agreement on your behalf. You acknowledge and agree that the foregoing power of attorney is coupled with an interest and is irrevocable.

12.  Covenant Not To Compete. You hereby covenant and agree that during the period of your Employment with the Company and for a period of two (2) years following the termination of your Employment with the Company, you shall not (A) engage in, or have any financial interest in, any organization or activity which in any manner directly or indirectly competes with any of the business operations of the Company or (B) hire, solicit or attempt to hire or solicit, any employee of the Company or its affiliates on behalf of yourself or any other person or entity. The word “indirectly” as used in this subsection shall mean (i) acting as an agent, representative, consultant, officer, director, manager, independent contractor or employee of any person or entity (ii) participating in any entity or enterprise as an owner, member, partner, limited partner, joint venturer, creditor or stockholder (except as a stockholder holding less than a five percent (5%) interest in a corporation whose shares are actively traded on a regional or national securities exchange or in the over the counter market). It is specifically agreed and acknowledged that the business of the Company is national in scope and that the geographic scope provided in this Section 12 therefore is fair and reasonable given the current and anticipated business and operations of the Company.

13.  Confidentiality Agreement. You hereby acknowledge that during the course of your employment with the Company you have obtained and in the future will obtain knowledge of trade secrets and confidential or non-public information of the Company, including, without limitation, the Company’s client and customer lists, business methodologies, financial information, confidential business information, customer and personnel information and data, technical information, data and terms of contracts with clients and the terms, amounts and value of this Option Agreement (all of which is collectively referred to herein as “Confidential Information”) which if exploited by you could seriously, adversely and irreparably affect the interests of the Company. You (i) shall treat as confidential all Confidential Information of the Company which you will obtain during your employment by the Company, (ii) shall not use for personal purposes, publish, reveal, divulge or directly or indirectly make available to any person not under an obligation of trust and confidentiality to the Company any of such Confidential Information, and (iii) shall not use Confidential Information in any way that could be detrimental to the interests of the Company; provided, however, that nothing herein shall be construed as imposing restraint upon your use of any information which is made publicly available by the Company or any other person not under a duty of loyalty to the Company. You acknowledge that Confidential Information shall include all trade secrets, proprietary information and other non-public information pertaining to the Company or to its business, notwithstanding the fact that such information may or may not be explicitly marked as confidential and notwithstanding whether the Company takes actions in the normal course of its business to protect such information as confidential.

14.  Stock Legends. The certificates which will be issued for shares of Stock acquired pursuant to the Plan shall be endorsed with an appropriate legend referring to the restrictions on transfer imposed by the Securities Act and any applicable state securities laws, the shareholders agreements referenced in Section 11 hereof, the terms of the Plan, and such other matters as the Company may reasonably determine to be appropriate.

15.  Market Standoff. You agree if so requested by the Company or its underwriter in connection with the filing of a registration statement for any of the Company’s securities that you shall not sell or otherwise transfer any Optioned Shares during the period of time that directors, officers or affiliates of the Company are prohibited from doing the same following the effective date of such registration statement and that the Company may impose a stop-transfer instruction with respect to such Optioned Shares during such period.

16.  Restrictions on Transferability. Except as provided in Section 6 hereof, neither the Option nor any of your rights, interests or benefits thereunder or hereunder shall be subject to voluntary or involuntary assignment, transfer, pledge, hypothecation or other form of absolute or conditional alienation or disposition, directly or indirectly. The Option shall be unexercisable during any period in which there is in effect, and may be terminated in all respects by the Company in the event of, a purported assignment of the Option or of any such rights, interests or benefits thereunder or under this Agreement, except as provided in Section 6 hereof.

17.  Modification and Waiver. No modification or waiver of any of the provisions of this Agreement shall be binding upon either the Company or you unless made in writing and signed by you and countersigned on behalf of the Company by an executive officer thereof (other than you, if you should be or become such an officer).

18.  Benefit. Except as provided herein or in the Plan, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, personal representatives, successors and permitted assigns.

19.  Resolution of Controversies; No Representation. Any dispute or disagreement that may arise under, or in any way may relate to, the interpretation, construction or application of this Agreement shall be subject to determination by the Committee after appropriate notice to the affected parties and reasonable opportunity to be heard by the Committee. Any determination made by the Committee shall be final, binding and conclusive for all purposes. The Committee has made reasonable efforts to ascertain the Fair Market Value of Common Stock as of the date hereof, however, no assurance can be given that such valuation is correct and no representation is hereby made to you that the Option qualifies as an incentive stock option under the Internal Revenue Code.

20.  Notices. All notices, requests, demands, or other communications required, permitted or contemplated by this Agreement shall be deemed effectively served, delivered or otherwise made (a) upon receipt if manually delivered, or (b) upon the delivery date shown on the returned receipt (or if delivery is refused on the date presented for delivery) if mailed by the United States registered or certified mail, postage prepaid, return receipt requested, and if intended for the Company, directed to the Committee’s attention at 300 Spectrum Center Drive, Suite 400, Irvine, CA 92618, Attn: Impossible Kicks, with a copy to Pullman & Comley, LLC, 90 State House Square, Hartford, CT 06103, Attn: Andrew C. Glassman, Esq.; or if intended for you, directed to you at the address first written above. Either party may, by notice delivered in accordance with this Section, notify the other party of a different address for all future notices, which will be effective upon delivery to the other party.

21.  Indemnification. You hereby agree to indemnify the Company for all loss, damage, deficiency, liability, cost and expense (including, without limitation, costs and expenses of litigation and reasonable attorneys’ fees) which may be incurred, suffered, or sustained by the Company as a result of a breach of this Agreement by you.

22.  Reasonableness of Restrictions. You have carefully read the provisions of this Agreement and acknowledge and agree that the restrictions and covenants contained herein are fair and are reasonably required for the protection of the legitimate interests of the Company.

23.  Severability. In case any covenant, condition, term or provision contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, in whole or in part, by a judgment, order or decree of any court of competent jurisdiction, from which judgment, order or decree no further appeal or petition for review is available, the validity of the remaining covenants, conditions, terms and provisions contained in this Agreement, and the validity of the remaining part of any term or provision held to be partially invalid, illegal or unenforceable, shall in no way be affected, prejudiced or disturbed thereby. Without limiting the foregoing, in the event that any provision of Section 12 hereof relating to the time period or the area of restriction (or both) shall be held by a court of competent jurisdiction to exceed the maximum time period or area such court deems reasonable and enforceable, the time period or areas of restriction (or both) deemed reasonable and enforceable by the court shall become and thereafter be the maximum time period or areas of restriction (or both).

24.  Governing Law. The validity, construction and effect of this Agreement shall be governed exclusively by and determined in accordance with the law of the State of Delaware, without regard to any provisions of such law as would rely on the law of any other jurisdiction.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its President, and you have executed this Agreement, intending to be legally bound hereby, effective as of the [_____] day of [____________], 202[_].

THE COMPANY:

IMPOSSIBLE KICKS HOLDING COMPANY, INC.

By:
Rod Granero, CFO

GRANTEE:

[Grantee Name]